SECOND QUARTER 2016 BUSINESS UPDATE AND EARNINGS REVIEW August 5, 2016 Presented by: Terry Bassham Chairman, President and CEO Kevin Bryant SVP Finance & Strategy and CFO OUR FUTURE FOCUS Filed by Great Plains Energy Incorporated Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Westar Energy, Inc. Commission File No. 1-3523

SECOND QUARTER 2016 EARNINGS PRESENTATION FORWARD-LOOKING STATEMENTS 2 Statements made in this report that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar Energy, Inc. (Westar), the outcome of regulatory proceedings, cost estimates of capital projects and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy's ability to successfully manage transmission joint venture or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated acquisition of Westar; the risk that a condition to the closing of the anticipated acquisition of Westar or the committed debt or equity financing may not be satisfied or that the anticipated acquisition may fail to close; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the anticipated acquisition of Westar and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated acquisition of Westar; the costs incurred to consummate the anticipated acquisition of Westar; the possibility that the expected value creation from the anticipated acquisition of Westar will not be realized, or will not be realized within the expected time period; the credit ratings of Great Plains Energy following the anticipated acquisition of Westar; disruption from the anticipated acquisition of Westar making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management t ime and attention on the proposed transactions; and other risks and uncertainties.

SECOND QUARTER 2016 EARNINGS PRESENTATION AGENDA TOPICS FOR TODAY’S DISCUSSION EARNINGS REVIEW • Second quarter 2016 results • 2016 earnings drivers BUSINESS UPDATE • Second quarter 2016 earnings highlights • Westar acquisition update • Regulatory priorities • Update of strategic plan 3

BUSINESS UPDATE Terry Bassham Chairman, President and CEO SECOND QUARTER 2016 EARNINGS PRESENTATION 4

As a leading provider of electricity in the Midwest, we focus on closely managing our existing business, promoting economic growth and improving our customer experience SECOND QUARTER 2016 EARNINGS PRESENTATION OUR FUTURE FOCUS RESULTS • Second quarter 2016 EPS of $0.20 compared to $0.28 in prior year • June 30, 2016, year to date EPS of $0.37 compared to $0.40 for the same period in 2015 • Adjusted EPS (non-GAAP)1 for the second quarter and year to date 2016 were $0.55 and $0.72, respectively • On track to achieve 2016 adjusted EPS (non-GAAP) guidance range of $1.65 to $1.80 COMMITMENT • On track to close Westar acquisition in the spring of 2017 • Proactively addressing regulatory lag through expedited rate case filings in our Missouri jurisdictions • Environmental sustainability progress − Lake Road 4/6 unit converted to natural gas from coal − Ceased burning coal at Montrose unit 1 − GMO completed construction of 3 megawatt solar power facility INNOVATION • Company sponsored energy-savings programs help customers conserve energy usage 5 1. A reconciliation of adjusted EPS (non-GAAP) to GAAP EPS can be found in the appendix.

SECOND QUARTER 2016 EARNINGS PRESENTATION • Strong geographic fit facilitates significant operating and cost efficiencies • Enhanced operating platform to drive long-term value – Efficiencies expected to create headroom for more investment driving increased long-term value • Positioned to accelerate EPS growth with more predictability, while keeping customer rates low • Positioned to deliver top-quartile total shareholder returns • Expected to maintain strong investment grade ratings with solid free cash flow profile to facilitate investment and debt repayment without incremental equity following the closing of the transaction WESTAR ACQUISITION ENHANCES GROWTH PROSPECTS AND IS EXPECTED TO PROVIDE GREATER EARNINGS STABILITY On track to close transaction in spring of 2017 6

We are firmly committed to reducing regulatory lag SECOND QUARTER 2016 EARNINGS PRESENTATION OUR REGULATORY PRIORITIES • Approval of Westar acquisition • KCP&L Missouri filed $62.9 million1 general rate case on July 1, 2016, to recover investments and to address cost of service lag • Expedited GMO rate case schedule calls for new retail rates effective December 2016 • File abbreviated rate case for KCP&L Kansas by November 2016 • Committed to work toward comprehensive regulatory reform and expect to file legislation next year 7 MANAGING LEGISLATIVE AND REGULATORY ENVIRONMENT 1. Does not include net fuel and purchased power of $27.2 million that absent the case would flow through a fuel recovery mechanism. Total requested increase in base rates including net fuel and purchased power is $90.1 million or 10.77%

Continue to promote the economic strength of the region, improve the customer experience and grow earnings SECOND QUARTER 2016 EARNINGS PRESENTATION OUR STRATEGIC PRIORITIES EXECUTING OUR PLAN FOR CONTINUED GROWTH BEST-IN-CLASS OPERATIONS CUSTOMER ENGAGEMENT • Disciplined execution to deliver reliable and low cost power • Focused on earning our allowed return by actively managing regulatory lag • Proactive economic development • Transition toward sustainable energy portfolio • Responsive to changing customer expectations − Technology investments that facilitate more informed customer interaction − Expand comprehensive suite of energy-related products and services TARGETED INVESTMENTS • Balanced strategic growth initiatives through national transmission opportunities and flexibility for opportunistic growth 8

Solid execution of our strategic plan and financial results combined with long-term targets equal an attractive platform for investors SECOND QUARTER 2016 EARNINGS PRESENTATION OUR VALUE PROPOSITION BASE PLAN INCREMENTAL OPPPORTUNITIES FROM WESTAR TRANSACTION EPS GROWTH TARGET • Annualized EPS growth of 4% to 5% through 20201 • Rate base growth of 2% to 3% through 20202 • Focus on minimizing regulatory lag • Annualized EPS growth of 6% to 8% through 20201 • Rate base growth of 3% to 4% through 20202 • Focus on minimizing regulatory lag DIVIDEND GROWTH TARGET • Dividend growth of 5% to 7% through 2020 • Dividend payout ratio of 60% to 70% through 2020 • Dividend growth of 5% to 7% through 2020 • Dividend payout ratio of 60% to 70% through 2020 TOTAL RETURN • Balanced total shareholder return profile • Potential for top-quartile total shareholder return profile 9 1. Based on our 2016 adjusted EPS (non-GAAP) guidance range of $1.65 - $1.80 2. Includes the impact of bonus depreciation STRONG GROWTH AND BALANCED RETURNS

EARNINGS REVIEW Kevin Bryant SVP Finance & Strategy and CFO SECOND QUARTER 2016 EARNINGS PRESENTATION 10

ADJUSTED EPS (NON-GAAP)1 3 3 SECOND QUARTER 2016 EARNINGS PRESENTATION SECOND QUARTER AND YEAR TO DATE RESULTS EARNINGS – 2016 vs 2015 2Q YTD3 New retail rates $0.14 $0.26 Weather 0.11 0.04 Weather-normalized demand (0.03) (0.03) New cost recovery mechanisms 0.05 0.11 MEEIA throughput disincentive 0.03 0.05 O&M - (0.02) Depreciation & Amortization - (0.03) Other (0.03) (0.06) Total $0.27 $0.32 11 ADJUSTED EPS (NON-GAAP) 2016 COMPARED TO 20151,2 Affirming 2016 adjusted earnings per share (non- GAAP) guidance range of $1.65 - $1.80 1. A reconciliation of adjusted EPS (non-GAAP) to GAAP EPS can be found in the appendix 2. Numbers may not add due to the effect of dilutive shares on EPS 3. As of June 30

SECOND QUARTER 2016 EARNINGS PRESENTATION EARNINGS CONSIDERATIONS FULL YEAR 2016 EARNINGS GUIDANCE • Reaffirming 2016 adjusted EPS (non-GAAP) guidance range of $1.65 - $1.80 REVENUE ASSUMPTIONS • Normal weather for the remainder of 2016 • Weather-normalized demand growth - 12-months ended June 30, 2016, weather-normalized demand down 0.4%, net of an estimated 0.7% impact from energy efficiency—in line with full year projection of flat to 0.5% • New retail rates and cost recovery mechanisms in KCP&L’s Missouri and Kansas jurisdictions effective September 29, 2015 and October 1, 2015, respectively OTHER DRIVERS • Disciplined cost and capital management • Effective tax rate of approximately 37% in 2016 12

SECOND QUARTER 2016 EARNINGS PRESENTATION • Expect to finance total equity purchase price of $8.6 billion for the Westar acquisition with approximately 50% equity and 50% debt1 • Focused on optimizing execution and minimizing financing risk through multiple risk management techniques • Permanent financing expected to consist of approximately: −$750 million of mandatory convertible preferred equity commitment represented first step in de-risking financing plan −$2.35 billion planned issuances of equity to include public offerings of mandatory convertible preferred and common stock −$4.4 billion of new Great Plains Energy debt 1. Anticipated financing plans are subject to charge based on market condition 13 ATTRACTIVE, EFFICIENT FINANCING OF WESTAR TRANSACTION Committed to maintaining solid, investment grade profile

SECOND QUARTER 2016 EARNINGS PRESENTATION SECOND QUARTER 2016 EARNINGS PRESENTATION 14

APPENDIX SECOND QUARTER 2016 EARNINGS PRESENTATION 15

2016 2017 Q2 Q3 Q4 Q1 Q2 Acquisition Announcement Regulatory Filings (U.S. DOJ/FTC, Kansas1, NRC, FERC) Secure Appropriate State and Federal Regulatory Approvals File Proxy Statement / Hold Special Shareholder Meetings Public Equity (Common/Mandatory) Financings Public Debt Financing Receive Regulatory Approvals Target Close 16 SECOND QUARTER 2016 EARNINGS PRESENTATION ROADMAP TO CLOSE FOR WESTAR ACQUISITION 1. Kansas has 300 days following filing to rule on transaction.

REGULATORY APPROVAL STATUS STAKEHOLDER FILED APPROVAL ANTICIPATED Kansas √ 2Q 2017 FERC √ 4Q 2016 NRC √ 1Q 2017 U.S. DOJ/FTC TBD TBD FCC TBD TBD 17 SECOND QUARTER 2016 EARNINGS PRESENTATION WESTAR ACQUISITION STATUS OF REQUIRED REGULATORY APPROVALS

SECOND QUARTER 2016 EARNINGS PRESENTATION 18 ($ in millions, except per share amounts) THREE MONTHS ENDED JUNE 30 EARNINGS PER GREAT PLAINS ENERGY SHARE 2016 2015 2016 2015 GAAP Earnings Electric Utility $ 88.3 $ 46.4 $ 0.57 $ 0.30 Other (56.3) (2.0) (0.37) (0.02) Net income 32.0 44.4 0.20 0.28 Preferred dividends (0.4) (0.4) - - Earnings available for common shareholders $ 31.6 $ 44.0 $ 0.20 $ 0.28 Reconciliation of GAAP to Non-GAAP Earnings available for common shareholders $ 31.6 $ 44.0 $ 0.20 $ 0.28 Costs to achieve the anticipated acquisition of Westar: Operating expenses (1) 5.0 - Financing (2) 4.7 - Mark-to-market impacts of interest rate swaps (3) 77.0 - Income tax benefit (32.7) - Adjusted Earnings (Non-GAAP) $ 85.6 $ 44.0 $ 0.55 $ 0.28 Adjusted Earnings (Non-GAAP) Electric Utility $ 88.3 $ 46.4 $ 0.57 $ 0.30 Other (2.7) (2.4) (0.02) (0.02) Adjusted Earnings (Non-GAAP) $ 85.6 $ 44.0 $ 0.55 $ 0.28 RECONCILIATION OF EARNINGS AND EARNINGS PER SHARE TO ADJUSTED EARNINGS AND EARNINGS PER SHARE (NON-GAAP) GREAT PLAINS ENERGY (UNAUDITED) In addition to earnings available for common shareholders, Great Plains Energy's management uses adjusted earnings (non-GAAP) to evaluate earnings without the impact of costs to achieve the anticipated acquisition of Westar. Adjusted earnings excludes certain costs, expenses, gains and losses resulting from the anticipated acquisition. This information is intended to enhance an investor's overall understanding of results. Adjusted earnings is used internally to measure performance against budget and in reports for management and the Board of Directors. Adjusted earnings is a financial measure that is not calculated in accordance with GAAP and may not be comparable to other companies’ presentations or more useful than the GAAP information provided elsewhere. 1. Reflects legal, advisory and consulting fees. 2. Reflects fees incurred to finance the anticipated acquisition of Westar, including fees for a bridge term loan facility. 3. Reflects the mark-to-market loss on interest rate swaps entered into in connection with financing the anticipated acquisition of Westar.

SECOND QUARTER 2016 EARNINGS PRESENTATION RECONCILIATION OF EARNINGS AND EARNINGS PER SHARE TO ADJUSTED EARNINGS AND EARNINGS PER SHARE (NON-GAAP) GREAT PLAINS ENERGY (UNAUDITED) 19 ($ in millions, except per share amounts) YEAR TO DATE JUNE 30 EARNINGS PER GREAT PLAINS ENERGY SHARE 2016 2015 2016 2015 GAAP Earnings Electric Utility $ 117.3 $ 67.3 $ 0.76 $ 0.43 Other (58.9) (4.0) (0.39) (0.03) Net income 58.4 63.3 0.37 0.40 Preferred dividends (0.8) (0.8) - - Earnings available for common shareholders $ 57.6 $ 62.5 $ 0.37 $ 0.40 Reconciliation of GAAP to Non-GAAP Earnings available for common shareholders $ 57.6 $ 62.5 $ 0.37 $ 0.40 Costs to achieve the anticipated acquisition of Westar: Operating expenses (1) 5.0 - Financing (2) 4.7 - Mark-to-market impacts of interest rate swaps (3) 77.0 - Income tax benefit (32.7) - Adjusted Earnings (Non-GAAP) $ 111.6 $ 62.5 $ 0.72 $ 0.40 Adjusted Earnings (Non-GAAP) Electric Utility $ 117.3 $ 67.3 $ 0.76 $ 0.43 Other (5.7) (4.8) (0.04) (0.03) Adjusted Earnings (Non-GAAP) $ 111.6 $ 62.5 $ 0.72 $ 0.40 In addition to earnings available for common shareholders, Great Plains Energy's management uses adjusted earnings (non-GAAP) to evaluate earnings without the impact of costs to achieve the anticipated acquisition of Westar. Adjusted earnings excludes certain costs, expenses, gains and losses resulting from the anticipated acquisition. This information is intended to enhance an investor's overall understanding of results. Adjusted earnings is used internally to measure performance against budget and in reports for management and the Board of Directors. Adjusted earnings is a financial measure that is not calculated in accordance with GAAP and may not be comparable to other companies’ presentations or more useful than the GAAP information provided elsewhere. 1. Reflects legal, advisory and consulting fees. 2. Reflects fees incurred to finance the anticipated acquisition of Westar, including fees for a bridge term loan facility. 3. Reflects the mark-to-market loss on interest rate swaps entered into in connection with financing the anticipated acquisition of Westar.

SECOND QUARTER 2016 EARNINGS PRESENTATION RECONCILIATION OF GROSS MARGIN TO OPERATING REVENUES GREAT PLAINS ENERGY (UNAUDITED) Gross margin is a financial measure that is not calculated in accordance with generally accepted accounting principles (GAAP). Gross margin, as used by Great Plains Energy, is defined as operating revenues less fuel, purchased power and transmission. The Company’s expense for fuel, purchased power and transmission, offset by wholesale sales margin, is subject to recovery through cost adjustment mechanisms, except for KCP&L’s Missouri retail operations prior to September 29, 2015. As a result, operating revenues increase or decrease in relation to a significant portion of these expenses. Management believes that gross margin provides a meaningful basis for evaluating the Electric Utility segment’s operations across periods than operating revenues because gross margin excludes the revenue effect of fluctuations in these expenses. Gross margin is used internally to measure performance against budget and in reports for management and the Board of Directors. The Company’s definition of gross margin may differ from similar terms used by other companies. A reconciliation to GAAP operating revenues is provided in the table above 20 ($ in millions) THREE MONTHS ENDED JUNE 30 YEAR TO DATE JUNE 30 2016 2015 2016 2015 Operating revenues $670.8 $609.0 $1,242.9 $1,158.1 Fuel (89.4) (99.9) (180.0) (207.5) Purchased power (53.1) (48.8) (98.1) (94.2) Transmission (17.2) (20.3) (40.7) (41.2) Gross margin $511.1 $440.0 $924.1 $815.2

• For the 12-months ended June 30, 2016: − Improving residential real estate and jobs market leading to customer growth of 1% − Weather-normalized sales net of estimated 0.7% impact from our energy efficiency programs SECOND QUARTER 2016 EARNINGS PRESENTATION Full-year 2016 projection of flat to 0.5% WEATHER-NORMALIZED RETAIL SALES GROWTH 12-MONTHS ENDED JUNE 30, 2016 WEATHER-NORMALIZED DEMAND TRENDS 21

GMO CONSOLIDATED RATE CASE SUMMARY

CASE NUMBER	DATE FILED	REQUESTED INCREASE (IN MILLIONS)	REQUESTED INCREASE (PERCENT)	RATE BASE (IN MILLIONS)	ROE	COST OF DEBT	RATE – MAKING EQUITY RATIO	CAPITAL STRUCTURE ROR	ANTICIPATED EFFECTIVE DATE OF NEW RATES
ER-2016-0156	2/23/16	$59.3	8.17%	$1,906[1]	9.9%	5.09%	54.83%	7.73%	12/22/16

RATE CASE ATTRIBUTES

- Test year ended June 30, 2015 with a requested July 31, 2016 true-up date
- Primary drivers:
  - New infrastructure investments to ensure reliability, security and dependable service to customers
  - GMO standalone capital structure
  - Average of projected 2017-2018 expenses for both transmission costs and Critical Infrastructure Projection Standards (CIPS) / Cybersecurity

$59.3 MILLION RATE INCREASE REQUEST



+$37.5
+ $24.3
+ $22.4
+ $12.2
- $22.5
- $10.5
- $4.1
Other Infrastructure Investments
Transmission
Property Taxes
Weather-Normalized Demand
Net Fuel and Purchased Power
Regulatory Amortizations
Other

1. Projected rate base is approximately $76 million or 4% higher than at the conclusion of the last GMO rate cases for the MPS and L&P jurisdictions

GREAT PLAINS ENERGY

SECOND QUARTER 2016 EARNINGS PRESENTATION

22

KCP&L – MISSOURI RATE CASE SUMMARY

CASE NUMBER	DATE FILED	REQUESTED INCREASE (IN MILLIONS)	REQUESTED INCREASE (PERCENT)	RATE BASE (IN MILLIONS)	ROE	COST OF DEBT	RATE – MAKING EQUITY RATIO	CAPITAL STRUCTURE ROR	REQUESTED EFFECTIVE DATE OF NEW RATES
ER-2016-0285	7/1/16	$62.9[1]	7.52%[1]	$2,576	9.9%	5.51%	49.88%	7.70%	5/31/17

RATE CASE ATTRIBUTES

- Test year ended December 31, 2015 with a requested December 31, 2016 true-up date
- Primary drivers:
  - New infrastructure investments to ensure reliability, security and dependable service to customers
  - Average of projected 2017- 2018 expenses for both transmission costs and property taxes
  - Decline in weather-normalized retail sales primarily due to lower use per customer
- KCP&L standalone capital structure

$62.9 MILLION RATE INCREASE REQUEST[1]



Capital Structure / Cost of Capital, $7.0M
Other, $3.1M
Other Infrastructure Investments, $21.5M
Transmission, $7.7M
Property Taxes, $8.5M
Weather-Normalized Demand, $15.1.M

1. *Does not include net fuel and purchased power of $27.2 million that absent the case would flow through a fuel recovery mechanism. Total requested increase in base rates including net fuel and purchased power is $90.1 million or 10.77%*

GREAT PLAINS ENERGY

SECOND QUARTER 2016 EARNINGS PRESENTATION

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SECOND QUARTER 2016 EARNINGS PRESENTATION June 30, 2016 DEBT PROFILE AND CREDIT RATINGS GREAT PLAINS ENERGY DEBT LONG-TERM DEBT MATURITIES5 CURRENT CREDIT RATINGS Moody’s Standard & Poors Great Plains Energy Outlook Review for Downgrade Negative Corporate Credit Rating – BBB+ Preferred Stock Ba1 BBB- Senior Unsecured Debt Baa2 BBB KCP&L Outlook Stable Negative Senior Secured Debt A2 A Senior Unsecured Debt Baa1 BBB+ Commercial Paper P–2 A–2 GMO Outlook Stable Negative Senior Unsecured Debt Baa2 BBB+ Commercial Paper P–2 A–2 1Great Plains Energy guarantees approximately 45% of GMO’s debt; 2Weighted Average Rates–excludes premium/discounts and other amortizations; 3Includes current maturities of long-term debt; 4Secured debt=$690M (16%), Unsecured debt=$3,644M (84%); 5Includes long-term debt maturities through December 31, 2025 24 Debt ($ in millions) KCP&L GMO1 GPE Consolidated Amount Rate2 Amount Rate2 Amount Rate2 Amount Rate2 Short-term debt $215.1 0.93% $299.0 0.86% $74.0 2.00% $588.1 1.03% Long-term debt3 2,563.9 4.97% 444.1 5.03% 738.1 5.30% 3,746.1 5.04% Total $2,779.0 4.66% $743.1 3.36% $812.1 5.00% $4,334.2 4.50%4

SECOND QUARTER 2016 EARNINGS PRESENTATION ADDITIONAL INFORMATION Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed a Registration Statement on Form S-4 (Registration No. 333-212513) with the SEC which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. The Registration Statement includes a preliminary joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. These materials are not yet final and may be amended, and the Registration Statement has not yet become effective. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Following the Registration Statement having been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to Great Plains Energy’s and Westar’s shareholders. Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” Participants in Proxy Solicitation Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above. 25